2Q09 PRESS RELEASE

Press Release
2Q09

BRGAAP translated into English

2Q09 PRESS RELEASE

Notice

The Company has normally followed a policy of publishing its quarterly numbers in US GAAP based on unaudited financial information.  However, as a result of its ongoing acquisition of Aracruz Celulose S.A., the Company has not at this time been able to conclude certain accounting adjustments required to allow it to include in this press release unaudited financial information in US GAAP for the second quarter of 2009. In order to comply with reporting obligations under US securities laws and provide the US market with the same financial information for the second quarter of 2009 that was provided to the local market, the Company has translated into English the following press release published in the local market in Portuguese. It contains financial information prepared in local currency (reais) in accordance with Brazilian Generally Accepted Accounting Principles (BRGAAP) based on  financial information published on this date, that have been subject to a limited review .

2Q09 PRESS RELEASE

2Q09: New record sales volume,
with a 7% increase in Ebitda

Key Indicators				Change %				Change %
(in millions of Reais)	2Q09	1Q09	2Q08	2Q09/1Q09		1H09	1H08	1H09/1H08
Net Revenue	689	574	627	20%		1.263	1.221	4%
Domestic	320	288	305	11%		607	603	1%
Exports	370	287	322	29%		656	618	6%
EBITDA	158	148	212	7%		306	420	(27)%
% EBITDA Margin	23%	26%	34%	(2,9	)p.p.*	24%	34%	(10	)p.p.
Net Financial Income (Expense)	465	(42)	110	-		423	126	236%
Net Profit / (Loss)	533	(6)	135	-		527	244	116%
Earnings (Loss) per share	1,29	(0,01)	0,67	-		1,28	1,21	8%
Net Debt	5.817	6.991	1.991	(17)%		5.817	1.991	292%
Pulp sales, thousand ton	516	349	329	48%		865	636	36%
Export %	80%	82%	78%	-		81%	77%	5%
Paper sales, thousand ton	90	80	87	13%		169	174	(3)%
Domestic Market %	87%	91%	90%	-		89%	88%	1%
*p.p.: percentage points

Market Value
R$ 9.5 billion
US$ 5.0 billion

Daily average volume (2Q09)
Bovespa R$22 million
NYSE: US$12.5 million

Share price
(July 17, 2009)
VCPA4 = R$23.10
VCP ADR = US$12.02

Shares Outstanding
ON = 167.807.715
PN = 244.347.953
Total = 412.155.668

Investor Relations
Paulo Prignolato - CFO & IR Officer
Gustavo Barreira - Manager
Mara Dias - Coordinator
Anna Laura Linkewitsch -
Analyst

Tel: 55 11 2138 4287/ 4168 / 4361
Fax: 5511 2138 4066

ir@vcp.com.br
www.vcp.com.br

2Q09 Highlights

✓ Pulp Market: China has maintained its significant import volumes in 2Q09. On a year-to-date basis until May, shipments to the country have increased by 66%[1] over the same period of 2008, reducing world inventories of pulp producers to 34 days, versus 43 days in March and 50 days in January 2009;

✓ Capacity closures and downtimes reduced the pulp supply by approximately 2.65 million tons in the second quarter[2]. The scenario of weaker world supply and strong demand from China allowed for a new increase in list prices in June, to US$530/t Europe, US$590/t North America and US$520/t Asia (excluding China, where the net price is US$480/t);

✓ Pulp sales volumes reached a new record, 516,000 tons in 2Q09, 10% above the guidance and 48% higher than in 1Q09, with additional pulp from the Três Lagoas mill and record sales to China in June;

✓ Paper: domestic demand for the papers produced by VCP presented decrease in the first five months of 2009 when compared to the same period of 2008. However, VCP market share in all the paper grades, mainly specialties and coated segments, has increased;

✓ Paper sales volume was in line with the guidance, totaling 90,000 tons, 13% higher than 1Q09 due to the sector's seasonality;

✓ In 2Q09, EBITDA totaled R$158 million, with a 23% margin. If we exclude the non-recurring effects the margin would have been 26%;

✓ Net financial income totaled R$465 million due mainly to the appreciation of the Real against the US dollar and its positive impact on debt. Net profit totaled R$533 million in the quarter;

✓ Horizonte Project: production volume of 230,000 tons in 2Q09, of which 148,000 tons (64%) were sold;

2nd quarter of 2009 (2Q09) – VOTORANTIM CELULOSE E PAPEL S.A. - VOTORANTIM CELULOSE E PAPEL S.A. - The company’s operating and financial information, except otherwise stated, are presented based on consolidated figures and expressed in Reais, as per the requirements of the Corporation Law. The Financial Statements of Aracruz Celulose S.A. (42.6% interest) are not proportionally consolidated though, and their results are recognized by equity adjustment in this report, except where otherwise stated. Likewise, the results of the investment in Ahlstrom VCP Indústria de Papéis S.A. (“JV”) before the sale of VCP’s interest in August 2008 and Ripasa S.A. Celulose e Papel (50%) up to the consortium formation effective September 1, 2008 have also been recognized by an equity accounting adjustment.

1 PPPC: World Chemical Market Pulp Statistics for May 2009
2 RISI

2Q09 PRESS RELEASE

Contents

•	Pulp Business	05

	Market	05

	VCP	06

	Cash cost	07

•	Paper Business	08

•	Result Analysis	09

	EBITDA	09

	Financial Result	10

	Net Income	10

	CAPEX	11

	Indebtedness	11

•	Strategic Perspectives	13

•	Capital Markets	13

•	Eucalyptus	14

•	Conference Calls and Webcasts	14

•	Exhibit I	16

•	Exhibit II	17

•	Exhibit III	18

•	Exhibit IV	19

2Q09 PRESS RELEASE

PULP BUSINESS

Market

Chinese demand and capacity closures remain as the key drivers of market supply and demand. For the eucalyptus pulp, another important factor is the non-cyclical behavior of the international tissue market, with forecasted an annual growth between 2% and 3%, which represents itself a significant increase on the demand of BEKP each year.

Besides that, the higher price spread (according to Graph 1 below) between hardwood and softwood pulp creates opportunities for market share gains in hardwood pulp, especially eucalyptus. This fiber replacement process is illustrated by the 11% increase in international shipments of eucalyptus pulp in 5M09, whereas the softwood and hardwood (except eucalyptus) had a decrease of 9% and 32%, respectively.

During the first five months of 2009, Chinese demand for market pulp totaled 4.0 million tons, 45% higher than in the same period of 2008, which means an additional volume of 1.8 million tons, mainly supplied by imported pulp, considering that from January to May the global volume of pulp shipped to China totaled 3.8 million tons, an increase of 1.5 million tons (66% higher than 5M08). These additional shipments to China offset the retraction of a similar magnitude in European demand, thereby contributing to the reduction of the inventory surplus in European ports, which is currently below of 1.1 million tons according to Europulp, a significant reduction from the 1.8 million tons reached in the first months of the year.

As for capacity closures and downtimes, according to RISI's estimates, approximately 5.0 million tons were not produced in 1H09, 46% in 1Q09 and 54% in 2Q09. Nearly 44% of the closures that took place in 2Q09 are concentrated in North America, of which 60% was softwood.

The aforementioned factors caused an adjustment to the international inventory levels of pulp producers, maintaining the lower levels based on the statistics of May (PPPC), equivalent to 34 days versus 50 days recorded in January, as shown in Graph 2 below.

During June, the main pulp producers announced price increases of US$30/t, raising the list price to US$530/t in Europe, US$590/t in North America and US$520/t in Asia (excluding China). In China, it has been announced that the net price in July will be US$480/t. Even with said increases, the spread between softwood and hardwood prices is maintained at the current high levels, as demonstrated in the graph below, motivating the fiber replacement process.

Graph 1. Pulp price spread BSKP and BHKP, European basis in US$/t	Graph 2. Producers’ inventories, in equivalent days.

2Q09 PRESS RELEASE

Pulp at VCP

The pulp sales volume reached a new record, 516,000 tons, 48% higher than in 1Q09 and 10% above the guidance for the quarter, due to the strong volume of sales to China in June. This factor also contributed to the increased participation of Asia in the company's sales mix in the second quarter, as per Figure 1 below. The higher than expected sales volume also in Europe contributed to the decrease VCP's inventories to the lowest level since September 2007.

Figure 1: VCP pulp sales by region.

Of the total of pulp sold in 2Q09, 148,000 tons originated from Três Lagoas, maximum volume sellable from this unit as the rest was need to establish the stocks in various steps of the logistic chain needed for regular operating of the system. On a comparative bases with 1Q09 (only considering Jacareí and Conpacel), sales would have been 5% higher than in 1Q09. Year to date (1H09), the pulp sales volume totaled 865,000 tons, 36% higher than in 1H08.

The average sales price recorded in 2Q09, net of discounts and taxes, was R$815/t, 14% lower than in 1Q09 due to the appreciation of the average dollar exchange rate in the second quarter, since the dollar price had only a 2% reduction.

In 2Q09, the net revenue derived from pulp sales totaled R$421 million, which was:

•	27% higher than in 1Q09, where the higher sales volume offset the lower average price;

•	10% higher than in 2Q08, with a sales volume 57% higher but a 30% lower average price;

In 2Q09, pulp exports represented 80% of the product sales volume versus 82% in 1Q09 and 78% in 2Q08. Exports were also responsible for 82% of the pulp net revenue, the same percentage as in 1Q09 versus 80% in 2Q08. It is worth highlighting that pulp prices practiced in the domestic market also follow the reference of international prices and are indexed to the US dollar.

In 2009, VCP expects to reach a pulp sales volume of 1.95 million tons, 50 thousand tons above the last guidance.

	Net Revenues (R$ million)						Volume (thousand t)
Pulp	2Q09		1Q09		2Q08		2Q09		1Q09		2Q08
Export Market	346	82%	270	82%	308	80%	413	80%	286	82%	257	78%
Domestic Market	74	18%	61	18%	75	20%	103	20%	62	18%	72	22%
Total	421	-	331	-	383	-	516	-	349	-	329	-

	Net Revenues (R$ million)				Volume (thousand t)
Pulp	1H09		1H08		1H09		1H08
Export Market	617	82%	583	79%	700	81%	489	77%
Domestic Market	135	18%	153	21%	166	19%	147	23%
Total	752	-	736	-	865	-	636	-

2Q09 PRESS RELEASE

Pulp Cash Cost

Graph 3. Comparative pulp cash cost per period

As expected, the new Três Lagoas unit had, from the start up of its operations, a positive contribution to the weighted average cash cost in the quarter. The highlight was the wood cost, approximately 60% lower than Jacareí. The total cash cost of Três Lagoas was about 16% lower than the weighted average cost of Jacareí and Conpacel.

The consolidated cash cost of VCP in 2Q09, considering the three industrial units (Jacareí, Três Lagoas and the 50% stake at Conpacel), was R$430/t, 2% below the guidance. In comparison to 1Q09, there was a 13% decrease, mainly due to:

•
The reduction of R$12/t due to the exclusion of non-recurring factors that had an impact on the 1Q09 cash cost, such as: reduction in the mill production rate for the adjustment of inventory levels, maintenance to power generator turbines, change in the energy mix due to the stoppage to wash the boiler;

•	The reduction of R$15/t as a result of the decrease in the price of the main chemical inputs (caustic soda, chlorine dioxide, hydrogen peroxide);

•	The decrease in the prices of operating materials and others, such as packaging, screens and felts;

•	The positive impact caused by the low cost of the new Três Lagoas production on the weighted cash cost in the quarter, contributing to an important reduction.

When compared to 2Q08 (Graph 3), there was a 12% decrease in the cash cost, mainly due to the inflation pressures on chemical products prices throughout 2008, the roll-out of the Horizonte project and management initiatives in the industrial process, such as: (i) reduction in the consumption of steam and natural gas in the biomass boiler; and (ii) reduction in the specific consumption of chemical products used in the pulp bleaching process.

2Q09 PRESS RELEASE

PAPER BUSINESS

The apparent consumption in the domestic market for the grades produced by VCP presented a decline in the first five months of 2009 when compared to the same period of 2008. Nevertheless in the same period, the market share of VCP has increased in all paper grades with emphasis on special (thermal and carbonless) and coated papers. Concurrent with the increase in domestic market share, VCP was able to sustain the price increases made in the 1Q09 principally in the special paper and couché which were strongly influenced by an excess supply of foreign producers and by the appreciation of local currency.
Observing the commercial performance, special papers were responsible for 35% of total volume of paper sales as compared to 32% in the 1Q09 thereby improving the sales mix and positively impacting the average price. In the P&W, cut size and couché segments, VCP maintained its relative market share, 23% and 42% for coated and uncoated papers, respectively, of total volume as demonstrated in the graph 4 below.

Graph 4: Paper sales volume breakdown	Graph 5: Paper sales revenue breakdown

With regards the domestic market average price, the sales mix improvement contributed to maintain the average price in the same level of 1Q09 while in the external market there was a decrease of 13% in average prices due to the appreciation of local currency against the dollar. The average price in 2Q09, in reais, was 2% lower than in 1Q09. Year to date the balance is still positive, with an average paper price 8% higher than in 1H08.

Still in 2Q09, sales totaled 90,000 tons, in line with the guidance. The sales volume was 13% higher than in 1Q09, and this increase was due to the remanagement of inventories in the production and distribution chain, after the negative impact caused by the crisis. When compared to 2Q08, sales were 3% higher. In the first six months of 2009, the sales volume accounted for 169,000 tons versus 174,000 tons in 1H08, a decrease of approximately 3%. In 2Q09, the Paper Business revenue was R$269 million:
•	10% higher than in 1Q09, with a higher sales volume offsetting the decrease in the average price;

•	10% higher when compared to 2Q08, with a 7% higher average price and a 3% higher volume;

Out of the volume sold, 87% were destined to the domestic market, versus 91% in 1Q09 and 90% in 2Q08.
For 2009, we maintain our sales forecast of 380,000 tons, with no new investments in expansion.

	Net Revenues (R$ million)						Volume (thousand t)
Paper	2Q09		1Q09		2Q08		2Q09		1Q09		2Q08
Export Market	23	9%	16	7%	15	6%	12	13%	7	9%	9	10%
Domestic Market	245	91%	227	93%	229	94%	78	87%	73	91%	78	90%
Total	269	-	243	-	244	-	90	-	80	-	87	-

	Net Revenues (R$ million)				Volume (thousand t)
Paper	1H09		1H08		1H09		1H08
Export Market	40	8%	35	7%	19	11%	21	12%
Domestic Market	472	92%	450	93%	151	89%	152	88%
Total	512	-	485	-	169	-	174	-

2Q09 PRESS RELEASE

RESULTS ANALYSIS

As of September 1st, 2008, when the consortium regime was approved for the operation of Conpacel, VCP began consolidating the financial figures from that plant based on its proportional equity interest. Therefore, except when otherwise stated, the results presented herein already include the proportional consolidation of Conpacel.

EBITDA
Graph 6: EBITDA (R$ million) and EBITDA margin (%)

In 2Q09, Ebitda totaled R$158 million, with a 23% margin (Graph 6 above). In nominal terms, the Ebitda was 7% higher than in the previous quarter, which was derived from:

•	The higher volume of paper and pulp, offsetting the lower average prices of both products in reais, as illustrated in Exhibit I;

•	A reduction of 13% and 8% in the cash cost of pulp and paper, respectively, and the latter benefited from the decrease in the pulp price in reais;

•	The decrease of nearly 8% in freight expenses (oceanic and inland in the destination), as measured in R$/t, resulting from the Real appreciation and efforts in contract renegotiations with owners;

Excluding the non-recurring effects of (i) R$17.9 million in administrative expenses originating from the corporate restructuring involving Aracruz and; (ii) increase of approximately R$6 million in commercial expenses due to the increase of inventories for the additional production of Três Lagoas in the production chain; the Ebitda would have been R$182 million, and the margin 26%.

Despite the 25% decrease in the pulp price in 1H09 versus 1H08, Ebitda totaled to R$306 million in 1H09, 15% lower than 1H08, reflecting the company's efforts in cost reductions, managing inventories, renegotiating of logistic, procurement and administrative agreements.

Graph 7: EBITDA 2Q09 x 1Q09
R$ millions and margin %

2Q09 PRESS RELEASE

Financial Result

The 16% appreciation of the Brazilian Real at the end of period in 2Q09 versus 1Q09 (see the chart below), benefited the company’s debt denominated in US dollars. The financial income deriving from this effect was approximately R$566 million. Including the income of R$51 million on cash invested and R$16 million from marking-to-market the derivatives instruments, among others (R$7 millions), the total financial income was R$640 million in 2Q09.

FX Rate (R$/US$)	2Q09	1Q09	4Q08	3Q08	2Q08	Var. 2Q09/1Q09	Var. 2Q09/2Q08
End of period	1.9516	2.3152	2.3370	1.9143	1.5919	-16%	23%

Average	2.0741	2.3153	2.2800	1.6687	1.6555	-10%	25%

Financial expenses totaled R$175 million, and its main components were:

•	R$69 million deriving from the accrual of interest expense on bank debt;

•
R$106 million referring to the mark-to-market of liabilities with former members of the controlling shareholders block of Aracruz, sellers of Aracruz shares, which were acquired by VCP. This expense does not represent an immediate cash effect, its impact follows the payment amortization schedule;

Thus, the net financial income was positive, totaling R$465 million.

Net Income

The equity income derived from the 24,7% stake in Aracruz's total capital on April and 42,6% in May and June (considering VCP’s acquisition of common shares held by the Safra and Lorentzen families and the subscription in VCP's capital increase by BNDESPar using its common shares from Aracruz) was R$218 million.

Therefore, the net profit for the period was R$533 million.

Graph  8:  Net income 2Q09
R$ millions

* Other: Depreciation/depletion and other operating expenses
** Adjustment at Present Value

2Q09 PRESS RELEASE

CAPEX

CAPEX (R$ million)	2Q09	1Q09	2009E*
Expansion Projects	188	339	754
Security/Environment	7	4	33
Forests	54	59	200
. São Paulo	20	19	70
. Rio Grande do Sul	9	14	26
. Três Lagoas (MS)	25	26	104
Sustaining, IT, R&D, Modernization	3	3	23
TOTAL VCP	252	405	1,010
50% of Conpacel	13	15	59
TOTAL VCP + 50% Conpacel	265	420	1,069
*Estimate for the year

VCP invested R$ 265 million in 2Q09, distributed among:

•	20% in forestry: forest maintenance and infrastructure;

•	71% in expansion: Horizonte Project’s conclusion, according to an established financial schedule, that differs from the physical progress chronogram;

•	1% modernization, maintenance, R&D, and others;

•	5% at Conpacel.

As demonstrated in the table above, the investments in expansion were revised and should total R$ 754 million in 2009. The amount refers to the remaining disbursements for the Horizonte Project’s conclusion, whose capacity increase from 900 thousand tons to 1.3 million tons required additional investments of approximately US$ 600 million.

Indebtedness

Graph 9: Gross Debt including obligation with families.
2Q09 x 1Q09 – in R$ millions

In 2Q09 VCP has disbursed R$748 million in amortization of debt principal and R$73 millions in payment of accrued interest. Furthermore, it has accomplished its goal of new fundings and refinancings totaling R$ 826 million, of which R$434 million was in new long term (8 years) debt, indexed to the TJLP. Additionally, in June, a new credit line of €125 million was approved with an 8 years total term, with an Export Credit Agency (ECA), which disbursement is anticipated to 3Q09.

In April, VCP concluded its capital increase of R$4,005 million for the acquisition of the control of Aracruz (for further details, refer to “press release 1Q09” at the company’s website), with an additional subscription of R$630 million, which had a direct impact on cash, by BNDESPar. The gross debt due the families was reduced by R$200 million (and reflected in a decrease in the second installment) via the capitalization of this amount, net of taxes, as a capital subscription in VCP pursuant to the reorganization plan. This effect, plus the payment of the first installment in the total amount of R$500 million to the Safra family, in April (Safra exercised its tag along rights on March 5th) can be observed in the Graph 9 above.

2Q09 PRESS RELEASE

The conclusion of the capital increase and the beneficial effect of the Real appreciation on the US dollar denominated debt have contributed to a R$ 1,174 million reduction in the net debt to R$ 5,817 million, as demonstrated in the following table, followed by a table demonstrating the annual maturities of the bank debt.

Indebtedness chart including debt with the families and derivatives

Debt R$ millions	2Q09	1Q09	2Q08
GROSS DEBT *	8.226	9.356	2.776
Gross Debt denominates in R$	4.736	4.819	298
Gross Debt denominates in US$	3.490	4.537	2.478
Average Cost per annun	7,34%	5,94%	4,55%
Average maturity - years	3,51	3,71	4,09
% short term portion	38%	49%	35%
TOTAL CASH **	2.407	2.364	934
Cash denominated in R$	2.241	2.123	400
Cash denominated in USD	166	241	534
% short term portion	95%	100%	100%
NET DEBT VCP	5.817	6.991	1.842
(+) 50% Net Debt Conpacel			149
Consolidated Net Debt	5.817	6.991	1.991
* Includes the obligation with the families
** Net of derivatives

Amortization of the financial debt and obligations with the families – R$ millions

Gross debt amortization flow as of June 30, in R$ millions
	2009	2010	2011	2012	2013	2014	2015	2020
Financial Institution	808	1.293	454	511	429	407	131	475
Families (Present Value)	400	2.458	860	0	0	0	0	0

2Q09 PRESS RELEASE

STRATEGIC PERSPECTIVES

Horizonte Project

On March 30, VCP’s Horizonte Project started its operations one month ahead of schedule. The first quarter of production exceeded expectations, totaling 230,000 tons of which 148,000 tons were sold in the same quarter. The mill is expected to reach its full capacity by October 2009, making it possible to produce more than the goal of 730,000 tons in 2009.

Corporate Restructuring: Subsequent events.

On July 1, 2009, the term expired for the Aracruz’s (ARCZ3) common shareholders to exercise their right in the tender offer (OPA – Public Share Offering) promoted by VCP, pursuant to the Notice published on June 1, 2009. A total of 13,828,307 common shares of Aracruz were tendered, approximately 89% of the remaining common shares outstanding, target of the OPA. The value of the offer was R$ 17.11 per share, 80% of the amount paid to the former controlling shareholders, with the first installment adjusted by the Selic interest rate, according to the conditions established in item 1.5.3 of the OPA’s call notice. Therefore, the total amount to be disbursed by VCP will be R$ 236,632,803. The two first installments were paid on the same date, July 6, 2009. On the same date, the second installment of the share purchase obligation with the families Lorentzen, Moreira Salles and Almeida Braga totaling R$ 500 million was settled by the combination of a cash payment and a capital subscription to VCP, as scheduled.

On July 2, the deadline expired to exercise the appraisal rights arising from the proposal of conversion of VCP’s preferred (PN) shares into common (ON), approved by the Extraordinary Shareholders' Meeting held on May 30, 2009. A total of 36,670 preferred shares will be redeemed, and as a result, VCP ratified the conversion according to Notice to the Shareholders dated July 10, 2009. The conversion will be performed on August 12, 2009 at the ratio of 0.91 common for each preferred share.

CAPITAL MARKETS

In 2Q09 the Bovespa Index appreciated 26%, versus a 95% appreciation of VCPA4. There were 200 thousand transactions involving approximately 100 million VCP preferred shares on the Bovespa during the 2Q09.

The average daily volume negotiated in 2Q09 was of about US$ 11.5 million, 54% on the NYSE (US$ 12.5 million) and 46% on the Bovespa (US$ 10.5 million / R$ 22 million, an amount that represents about 0.51% of the Ibovespa volume). The VCPA4 share has a participation of 0.61% in the Ibovespa (June 2009 Quarter Theoretical Division) and 0,82% at ISE.

On the New York Stock Exchange (NYSE) VCP’s level III ADRs appreciated 145% in 2Q09, versus an appreciation of 11% of the Dow Jones Index, an increase of 36% by the Bloomberg Paper & Forest Index Europe (BEUFRST), and an appreciation of 33% in the Bloomberg Paper & Forest Index US (BUSFRST) in the period.

Source: Economatica and Bloomberg.

2Q09 PRESS RELEASE

PUBLICATIONS IN THE QUARTER

Documents made public in the period, available at the company’s website (www.vcp.com.br) and at the CVM:

Document type	Subject	Date
Notice to the Shareholders	Capital Increase: Surpluses	April 13
	Capital Increase: Surpluses of the Surpluses	April 22
	PN Conversion	May 30

Shareholders Meeting	Committee	April 2
	Annual Ordinary Shareholders Meeting	April 30
	Capital Increase Homologation	May 27
	Preferred Shares Conversion	May 30

Notice to the Market	Safra Installment Payment	Apr 30

OPA Publication (tender offer)	OPA for ON Aracruz Minority Shareholders	Jun 2

Material Fact	Committees Constitution	Apr 14
	Appraisal Rights of Preferred Shares Conversion	Apr 17
	Preferred Shares Conversion	May 15
	Exchange Ratio	Jun 1
	OPA Installments Payment	Jun 15

Board of Directors Meeting	Exchange Ratio	Jun 1
	Committees Opinion	May 25

Results	20F	Jun 30

EUCALYPTUS

Did you know?

The consumption of toxic agrochemicals by the forestry sector is very low in comparison with the majority of other agricultural cultures:

Consumption (kg/AI/ha)*
Reforestation	0.09
Corn	2.03
Wheat	2.27
Sugar Cane	2.34
Coffee	3.07
Soya	4.66
Cotton	12.5
Source: Sindag, IBGE and Abraf (2007)
*AI: Active Ingredient Ha: hectare, equivalent at 2.47 acres

CONFERENCE CALLS & WEB CASTS
Portuguese 20 July 2009 09:00AM (Brasília local time) 08:00AM (NY local time) Phone Num.: (55) (11) 2188 0188/ Password: VCP Replay: (55) (11) 2188 0188/ Password: VCP	English 20 July 2009 10:30AM (Brasília local time) 09:30AM (NY local time) Phone Num.: 1(412) 858-4600 / Password: Votorantim (VCP) Replay: 1(412) 317-0088 / Password: Votorantim (VCP)

The participants must connect about 10 minutes prior to the beginning of teleconferences.
The simultaneous webcast may be accessed through the VCP website, at www.vcp.com.br, Investors section.

2Q09 PRESS RELEASE

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly-efficient production cycle because of its state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.
IMPORTANT

1. The statements contained in this release with respect to the Company’s business outlook, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

2. This notice is not an offer to sell or an offer to buy securities in the United States of America. Any transactions involving offers of securities or offers to buy securities referred to in this notice cannot, and will not, be carried out by the Company absent registration or an exemption from registration.

2Q09 PRESS RELEASE

Exhibit I

Net Operating Revenues Variation
2nd QTR 2009 X 1st QTR 2009
	BRGAAP
PRODUCTS	Tonnes		Net Revenue - R$ 000		Price - R$/ ton		QoQ %
	2Q09	1Q09	2Q09	1Q09	2Q09	1Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	26.712	26.046	62.301	61.177	2.332	2.349	2,6	1,8	(0,7)
Coated	21.000	21.160	56.041	56.554	2.669	2.673	(0,8)	(0,9)	(0,2)
Special/Other	30.526	25.372	126.980	109.247	4.160	4.306	20,3	16,2	(3,4)
Total	78.238	72.578	245.322	226.979	3.136	3.127	(23,7)	(19,9)	5,0
Export Market
Uncoated	11.193	6.537	22.179	14.531	1.982	2.223	71,2	52,6	(10,9)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	335	508	1.172	1.842	3.499	3.627	(34,0)	(36,4)	(3,5)
Total	11.528	7.045	23.351	16.373	2.026	2.324	63,6	42,6	(12,8)
Total Paper	89.765	79.623	268.674	243.352	2.993	3.056	12,7	10,4	(2,1)
Pulp
Domestic Sales	103.101	62.413	74.481	60.519	722	970	65,2	23,1	(25,5)
Export Market	413.317	286.236	346.237	270.471	838	945	44,4	28,0	(11,3)
Total	516.418	348.649	420.718	330.991	815	949	48,1	27,1	(14,2)

Total Domestic Sales	181.339	134.990	319.803	287.498	1.764	2.130	34,3	11,2	(17,2)
Total Export Market	424.845	293.281	369.589	286.844	870	978	44,9	28,8	(11,1)

TOTAL	606.184	428.272	689.392	574.342	1.137	1.341	41,5	20,0	(15,2)

Net Operating Revenues Variation
2nd QTR 2009 X 2nd QTR 2008
	BRGAAP
PRODUCTS	Tonnes		Net Revenue - R$ 000		Price - R$/ ton		QoQ %
	2Q09	2Q08	2Q09	2Q08	2Q09	2Q08	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	26.712	23.758	62.301	52.559	2.332	2.212	12,4	18,5	5,4
Coated	21.000	23.730	56.041	55.548	2.669	2.341	(11,5)	0,9	14,0
Special/Other	30.526	30.257	126.980	120.972	4.160	3.998	0,9	5,0	4,0
Total	78.238	77.745	245.322	229.079	3.136	2.947	0,6	7,1	6,4
Export Market
Uncoated	11.193	7.823	22.179	12.707	1.982	1.624	43,1	74,5	22,0
Coated	-	1.095	-	1.656	-	1.512	-	-	-
Special/Other	335	115	1.172	262	3.499	2.278	191,3	347,3	53,6
Total	11.528	9.033	23.351	14.625	2.026	1.619	27,6	59,7	25,1
Total Paper	89.765	86.778	268.674	243.704	2.993	2.808	3,4	10,2	6,6
Pulp
Domestic Sales	103.101	71.995	74.481	75.290	722	1.046	43,2	(1,1)	(30,9)
Export Market	413.317	256.823	346.237	307.680	838	1.198	60,9	12,5	(30,1)
Total	516.418	328.818	420.718	382.970	815	1.165	57,1	9,9	(30,1)

Total Domestic Sales	181.339	149.740	319.803	304.370	1.764	2.033	21,1	5,1	(13,2)
Total Export Market	424.845	265.856	369.589	322.304	870	1.212	59,8	14,7	(28,2)

TOTAL	606.184	415.596	689.392	626.674	1.137	1.508	45,9	10,0	(24,6)

Net Operating Revenues Variation Accumulated 06/30/2009 X 06/30/2008
	BRGAAP
PRODUCTS	Tonnes		Net Revenue - R$ 000		Price - R$/ ton		QoQ %
	Jan-Jun 09	Jan-Jun 08	Jan-Jun 09	Jan-Jun 08	Jan-Jun 09	Jan-Jun 08	Tonnes	Revenue	Average Price

Paper
Domestic Sales
Uncoated	52.758	49.535	123.478	111.300	2.340	2.247	6,5	10,9	4,2
Coated	42.160	43.783	112.596	102.478	2.671	2.341	(3,7)	9,9	14,1
Special/Other	55.898	59.065	236.227	235.817	4.226	3.992	(5,4)	0,2	5,9
Total	150.815	152.383	472.301	449.595	3.132	2.950	(1,0)	5,1	6,1

Export Market
Uncoated	17.730	19.131	36.710	31.331	2.071	1.638	(7,3)	17,2	26,4
Coated	-	2.094	-	3.134	-	1.497	-	-	-
Special/Other	843	206	3.014	497	3.575	2.411	309,3	506,9	48,3
Total	18.573	21.431	39.724	34.962	2.139	1.631	(13,3)	13,6	31,1
Total Paper	169.388	173.814	512.025	484.557	3.023	2.788	(2,5)	5,7	8,4

Pulp
Domestic Sales	165.514	146.595	135.001	153.241	816	1.045	12,9	(11,9)	(22,0)
Export Market	699.553	488.964	616.708	582.810	882	1.192	43,1	5,8	(26,0)
Total	865.067	635.558	751.709	736.051	869	1.158	36,1	2,1	(25,0)

Total Domestic Sales	316.329	298.977	607.302	602.836	1.920	2.016	5,8	0,7	(4,8)
Total Export Market	718.126	510.395	656.433	617.772	914	1.210	40,7	6,3	(24,5)

TOTAL	1.034.455	809.372	1.263.734	1.220.608	1.222	1.508	27,8	3,5	(19,0)

2Q09 PRESS RELEASE

Exhibit II

INCOME STATEMENT
R$ million
	2Q09		1Q09		2Q08		QoQ %
Net Operating Revenue	R$	AV%	R$	AV%	R$	AV%	2T09/1T09	2T09/2T08
Net Revenue	689	100%	574	100%	627	100%	20%	10%
Domestic Sales	320	46%	287	50%	305	49%	11%	5%
Export Sales	370	54%	287	50%	322	51%	29%	15%
Cost of sales	(551)	-80%	(432)	-75%	(411)	-66%	28%	34%
Operating Profit	138	20%	142	25%	216	34%	-3%	-36%
Selling and marketing	(102)	-15%	(67)	-12%	(71)	-11%	52%	43%
General and administrative	(43)	-6%	(24)	-4%	(29)	-5%	79%	48%
Financial Result	465	67%	(42)	-7%	110	18%	-	-
Equity - Aracruz	218	32%	1	0%	33	5%	-	-
Equity - Ripasa					14	2%	-	-
Equity - Asapir			(1)	0%			-	-
JV Jacareí and Others	1	0%		0%	(62)	-10%	-	-101%
Goodwill amortization		0%		0%	(38)	-6%	-	-
Other operating (expenses) income	(22)	-3%	(9)	-2%	(10)	-2%	144%	120%
Operating Income	655	95%	0	0%	163	26%	-	302%

EBIT	655	95%	0	0%	163	26%	-	302%
Income taxes expenses	(122)	-18%	(6)	-1%	(28)	-4%	1861%	334%
Net Income (Loss)	533	77%	(6)	-1%	135	22%	-	296%

Depreciation, amortization and depletion	170	25%	102	18%	71	11%	66%	139%
EBITDA	158	23%	148	26%	182	29%	7%	-13%
Corporate restructuring expenses	18
Building of inventories - Três Lagoas	6
EBITDA consolidated (inc. 50% of Conpacel)	182	26%	148	26%	212	34%	23%	-14%
Note: The Balance Sheet regarding June/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

INCOME STATEMENT
R$ million
VCP - Consolidated
	Jan-Jun 2009		Jan-Jun 2008
Net Operating Revenue	R$	AV%	R$	AV%
Net Revenue	1.263	100%	1.221	100%
Domestic Sales	607	48%	603	49%
Export Sales	656	52%	618	51%
Cost of sales	(983)	-78%	(798)	-65%
Gross Income	280	22%	423	35%
Selling and marketing	(169)	-13%	(134)	-11%
General and administrative	(67)	-5%	(58)	-5%
Financial Result	423	33%	126	10%
Equity - Aracruz	218	17%	53	4%
Equity - Ripasa			23	2%
JV Jacareí and Others	1	0%	(68)	0%
Goodwill amortization			(78)	-6%
Other operating (expenses) income	(31)	-2%	(12)	-6%
EBIT	655	52%	275	23%
Income taxes expenses	(128)	-10%	(31)	-3%
Net Income (Loss)	527	42%	244	20%
Depreciation, amortization and depletion	272	22%	139	11%
EBITDA	306	24%	360	29%
Corporate restructuring expenses	18	1%
Building of inventories - Três Lagoas	6	0%
EBITDA consolidated (inc. 50% of Conpacel)	330	26%	420	34%

2Q09 PRESS RELEASE

Exhibit III

Balance Sheet
R$ million
ASSETS	JUN/ 09	MAR/ 09	JUN/ 08
CURRENT ASSETS	3.279	3.350	1.697

Cash and Cash Equivalents	2.183	2.276	839
Securities	70	88	99
Held to Maturity Securities	46
Trade Accounts Receivables, net	196	219	171
Inventories	504	483	373
Recoverable taxes	169	165	138
Deferred income tax	47	67	16
Others	64	52	61

NON-CURRENT ASSETS	970	949	457

Held to Maturity Securities	108
Deferred income taxes	633	700	212
Recoverable taxes	167	172	156
Others	62	76	89

	15.075	13.889	8.689

Investments	695	4.904	1.947
Property, Plant and Equipment - Net	9.363	8.372	6.699
Intangible Assets	5.017	613	43

TOTAL ASSETS	19.324	18.189	10.843

LIABILITIES	JUN/ 09	MAR/ 09	JUN/ 08
CURRENT LIABILITIES	4.976	4.819	1.291

Short-term debt	1.693	2.411	972
Trade Accounts Payable	208	164	212
Payroll, profit sharing and related charges	55	37	37
Tax Liability	7	5	4
Taxes on Income	8	9	26
Unrealized loss from cross-currency interest rate swaps	96	168	0
Dividends and Interest attributable to capital payable	1	1	9
Stock acquisition payable	2.851	1.973	0
Others	57	51	31

NON-CURRENT LIABILITIES	5.685	6.877	3.827

Long-term debt	2.716	2.487	1.804
Accrued liabilities for legal proceedings	63	71	73
Deferred income taxes , net	204	172	120
Negative Goodwill VCP-MS	1.781	1.781	1.781
Stock acquisition payable	867	2.316	0
Others	54	50	49

SHAREHOLDERS' EQUITY	8.663	6.492	5.726

Issued Share Capital	7.057	3.052	3.052
Capital Reserve	3	3	84
Revaluation Reserve	11	12	13
Legal Reserve	248	248	248
Retained earnings	1.344	810	2.482
Funds for future capital increase	0	2.367	0

TOTAL LIABILITIES	19.324	18.188	10.843

Note 1: Interest in Aracruz and Ripasa (August/08) and ASAPIR (since September/08) are considered Investments
Note 2: The Balance Sheet regarding June/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

2Q09 PRESS RELEASE

Exhibit IV

Cash Flow Statement	2Q09	1Q09	2Q08
			R$ Million
NET INCOME	655	-	163
Adjustments to reconcile net income to cash provided by operating activities :

(+) Depreciation, depletion and deferred asset amortization	170	102	71
(+) Foreign exchange and unrealized (gains) losses, net	(686)	(62)	(236)
(+) Fair value of financial instruments	(20)	(15)	(12)
(+) Equity	(218)	-	16
(+) Expenses related to treasure options acquisition	-	-	145
(+) Loss on disposal of Property, Plant and Equipment	-	-	3
(+) Debt present value adjustment - Aracruz shares	106	48	-
(+) Goodwill amortization Ripasa/ Aracruz	-	-	38
(+) Assets amortization of business combination	21	-	-
(+) Accrued liabilities for legal proceedings	9	(1)	2
(+) Interest on loan accrual	69	68	34

Changes in operating assets:
Trade accounts receivable	(2)	2	21
Inventories	(21)	(32)	(31)
Taxes on income and other taxes	23	(27)	(21)
Advance to suppliers and others	10	(16)	10
Judicial deposits	(2)	(1)	4

Changes in operating liabilities:
Trade Accounts Payable	43	11	(7)
Taxes on income and other taxes	4	(1)	4
Payroll, profit sharing and related charges	18	(16)	9
Others	10	(1)	5
Contingences payed	(4)

Net cash provided by operating activities

Interest paid on loans	(59)	(49)	(27)
Taxes on income and other taxes	-	-	(15)
Dividends and Interest attributable to capital payable	-	-	33
CASH FLOW FROM OPERATING ACTIVITIES	126	10	209
Investment activities

Acquisition of an interest in an affiliate	(522)	(500)	-
Property, Plant and Equipment Acquisition	(265)	(420)	(225)
Advances for PPE acquisitions	(30)
Acquisition of Intangible assets	(5)		(1)
Purchase of Held to Maturity Securities	(154)
Revenues on Property, Plant and Equipment Sales	12	1
Acquisition of options in Treasury	-	-	(298)
Settlement of financial instruments	(56)	(51)	(6)

CASH FLOWS FROM INVESTING ACTIVITIES	(1,020)	(970)	(530)
Financing activities
Loans
Borrowings	563	423	603
Repayments	(366)	(212)	(140)
Subscription of capital in cash	632	-	-
Treasury Share Acquisition (Sale)	-	-	(291)
Funds for future capital increase	-	2.367	-

CASH FLOWS FROM FINANCING ACTIVITIES	829	2.578	172

Exchange variation effect on cash and cash equivalents	(28)	(3)	(87)
Net increase (decrease) in cash and cash equivalents	(93)	1.615	(237)

Cash and cash equivalent at beginning of period	2.276	661	1.171

Cash and cash equivalent at end of period	2.183	2.276	934
Note:The Balance Sheet regarding june/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.